BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
Barbara K. Cegavske	20150065452-50
Barbara K. Cegavske Secretary of State State of Nevada	Filing Date and Time 02/12/2015 8:00 AM
	Entity Number E0297422012-5

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Relmada Therapeutics, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

Article IV (Directors and Officers), Section 6. Classified Board. The directors shall be divided into three classes, designated as Class I, Class II, and Class III. Class I shall consist of up to three directors, Class II shall consist of up to three directors, and Class III shall consist of up to three directors. Each director shall serve for a term ending on the date of the third annual meeting of shareholders following the annual meeting at which the director was elected. Notwithstanding the foregoing, each director shall serve until his or her successor is duly elected and qualified, or until his or her retirement, death, resigantion or removal. No class shall have no more than one director than any other class and each class shall be approximately the same size. For example, if there are seven (7) directors, Class I may have 2 directors, Class II may have two directors, and Class III may have three directors. In order to implement a staggered board of directors, Class I shall serve a twelve (12) month term from the date of the 2014 (see attached)

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: 53.4%

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Section 2 (continued)

annual shareholders meeting; Class II shall serve a twenty four (24) month term from the date of the 2014 annual shareholders meeting; and Class III shall serve a thirty-six (36) month term from the 2014 annual shareholders meeting. Directors elected at each annual meeting commencing in 2015 shall be elected for a 3 year term as specified above.